                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

            FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
              AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 30, 2000

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-3559

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Conectiv Savings and Investment Plan
     800 King Street
     P.O. Box 231
     Wilmington, DE 19899

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Baron Asset Fund                      International Stock Fund
Baron Capital Group                   T. Rowe Price Associates, Inc.
767 Fifth Avenue                      100 East Pratt Street
New York, NY 10153                    Baltimore, MD 21202

Vanguard 500 Index Fund               Conectiv Class A Common Stock Fund
The Vanguard Group                    Conectiv
P.O. Box 2600                         800 King Street
Valley Forge, PA 19482                Wilmington, DE 19899-0231

Vanguard Growth and Income Fund       Conectiv Common Stock Fund
The Vanguard Group                    Conectiv
P.O. Box 2600                         800 King Street
Valley Forge, PA 19482                Wilmington, DE 19899-0231

Vanguard LifeStrategy Growth Fund     Vanguard LifeStrategy Moderate Growth Fund
The Vanguard Group                    The Vanguard Group
P.O. Box 2600                         P.O. Box 2600
Valley Forge, PA 19482                Valley Forge, PA 19482

Vanguard PRIMECAP Fund                Vanguard Total Bond Market Index Fund
The Vanguard Group                    The Vanguard Group
P.O. Box 2600                         P.O. Box 2600
Valley Forge, PA 19482                Valley Forge, PA 19482

Vanguard Windsor II Fund              Vanguard Retirement Savings Trust
The Vanguard Group                    The Vanguard Group
P.O. Box 2600                         P.O. Box 2600
Valley Forge, PA 19482                Valley Forge, PA 19482

Conectiv Stable Value Fund
Conectiv
800 King Street
Wilmington, DE 19899-0231

CONECTIV SAVINGS AND INVESTMENT PLAN

Financial Statements as of and for the
years ended December 30, 2000 and 1999

Additional information required for Form 5500
for the year ended December 30, 2000

CONECTIV SAVINGS AND INVESTMENT PLAN

Table of Contents
--------------------------------------------------------------------------------

                                                                     Page Number
                                                                     -----------
Report of Independent Accountants                                         1


Basic Financial Statements

      Statements of Net Assets Available for Benefits                     2

      Statement of Changes in Net Assets Available for Benefits           3

      Notes to Financial Statements                                      4-8


Additional Information *

      Schedule I -Schedule of Assets (Held at End of Year)                9

Signature                                                                10

 * Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants

To the Personnel and Compensation
Committee of Conectiv:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Conectiv Savings and Investment Plan (the "Plan") at December 30, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 30, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
-------------------------------
PricewaterhouseCoopers LLP

June 13, 2001

CONECTIV SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                                                 As of December 30,
                                                                             2000                  1999
                                                                          ---------------------------------
Investments, at fair value Registered investment companies:
     Baron Asset Fund: Baron Asset Fund                                   $  6,727,806         $  6,256,248
     T. Rowe Price International Funds, Inc.: International Stock            3,566,456            3,168,440
     Vanguard 500 Index Fund                                       *        36,436,337  *        42,238,198
     Vanguard Growth and Income Fund                               *       107,921,466  *       128,281,289
     Vanguard LifeStrategy Growth Fund                                       1,383,216              904,091
     Vanguard LifeStrategy Moderate Growth Fund                              5,561,446            6,392,951
     Vanguard PRIMECAP Fund                                        *        21,033,631           10,754,538
     Vanguard Total Bond Market Index Fund                         *        27,217,464  *        27,102,974
     Vanguard Windsor II Fund                                                1,968,712            1,328,353
                                                                          ---------------------------------
                                                                           211,816,534          226,427,082
Conectiv Inc. Stable Value Fund                                    *        20,179,895  *        22,701,598
Vanguard Retirement Savings Trust                                            7,835,695           11,112,361
Conectiv Class A Common Stock Fund                                              21,486               64,182
Conectiv Common Stock Fund                                         *        48,209,080  *        37,813,987
Conectiv Class A ESOP Stock Fund                                               435,866            1,028,746
Conectiv PAYSOP Stock Fund                                         *        19,295,328  *        16,620,159
Participant Loans                                                            6,174,087            6,304,382
                                                                          ---------------------------------
        Total investments                                                  313,967,971          322,072,497
                                                                          ---------------------------------

Receivables
Employer's contributions                                                       290,556              294,982
Participants' contributions                                                    931,843              925,761
Dividend receivables                                                           286,473              317,790
                                                                          ---------------------------------
        Total receivables                                                    1,508,872            1,538,533
                                                                          ---------------------------------

Net assets available for benefits                                         $315,476,843         $323,611,030
                                                                          =================================

* Represents 5% or more of net assets available for benefits.

The accompanying notes are a integral part of the financial statements.

CONECTIV SAVINGS AND INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                                 Year Ended December 30,
                                                                            2000
                                                                 -----------------------
Additions
Investment income:
     Interest and dividend income, investments                   $           15,752,937
     Interest income, participant loans                                         573,551
     Net depreciation in fair value of investments                          (11,708,067)
                                                                 ----------------------
                                                                              4,618,421
                                                                 ----------------------
Contributions:
     Employer                                                                 3,843,458
     Participant                                                             12,813,249
                                                                 ----------------------
                                                                             16,656,707
                                                                 ----------------------

        Total additions                                                      21,275,128
                                                                 ----------------------

Deductions
Payment of benefits                                                          29,399,129
Other deductions                                                                 10,186
                                                                 ----------------------

        Total deductions                                                     29,409,315
                                                                 ----------------------

Net decrease                                                                 (8,134,187)

Net assets available for plan benefits:
     Beginning of year                                                      323,611,030
                                                                 ----------------------
     End of year                                                 $          315,476,843
                                                                 ======================

The accompanying notes are an integral part of the financial statements.

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Conectiv Savings and Investment Plan, a defined contribution plan, (the "Plan") provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General
On March 1, 1998, Atlantic Energy, Inc., the former parent company of Atlantic City Electric Company, and Delmarva Power & Light Company consummated a merger transaction to form Conectiv (the "Merger"). As a consequence of the Merger, the Plan was renamed from Delmarva Power & Light Company Savings and Thrift Plan and the Atlantic Electric 401(k) Savings and Investment Plan - A (Management) to Conectiv Savings and Investment Plan effective July 1, 1998. In addition, the ESOP Accounts in the Plan result from the merger, as of November 1, 1998, of Delmarva Power & Light Company Payroll Based Employee Stock Ownership Plan and the Atlantic City Electric Company Employee Stock Ownership Plan with the Plan.

Contributions
Eligible employees, as defined by the Plan document, of Conectiv and subsidiaries (the "Company") may participate in the Plan. Participants may contribute from 1% to 20% of their base pay, with the Company contributing a matching amount equal to 50% of each participant's contributions up to 6% of the participant's base pay of any participant who is a Non-Bargaining Unit Employee or up to 5% of the base pay of any participant who is a Local 1238a Employee or a Local 1307a Employee. The Company may make its matching contribution, either by contribution of cash to purchase the Company's common stock or newly issued or purchased shares of the Company's common stock. The Plan includes a 401(k) option, which allows participants to defer income taxes on their before-tax contributions until such contributions and earnings are withdrawn from the Plan. Participants may elect to contribute on an after-tax or before-tax basis and to invest their contributions among the investment funds at their discretion, in increments of 5%. Dividends earned on the Company common stock invested for the benefit of participants is reinvested in Company common stock, which may, at the Company's option, be purchased by the Plan trustee on the open market or from the Company. A participant who is at least 55 years old with at least 10 years of service and who has been a participant of the Plan and/or prior Plans for 5 years may direct a percentage of his common stock balance, with certain limitations, to be transferred to any investment fund or funds available.

Participant Accounts
Each participant's account is credited with the participant's contribution and an allocation of Plan earnings. Allocations are based on participant account balances, as defined in the Plan.

Vesting
Upon enrollment in the Plan, participants are fully vested at all times in all amounts held in their accounts.

Participant Loans
The Plan allows participants to obtain loans from their individual accounts. Participants may borrow up to 50% of their account balance subject to a minimum loan of $1,000 and a maximum of $50,000. Loans have terms from one to five years and bear interest at the average rate charged by at least three financial institutions selected by the Plan Committee for comparable loans, originating on the first business day of the month in which the Plan loan is made, ranging between 7.1% and 10.5% at

December 30, 2000. Principal and interest is paid ratably through weekly payroll deductions or by prepayment in a lump sum. A participant may not have more than two loans outstanding at any time. Loan repayments are made through payroll withholdings from the participant's earnings. A participant may pre-pay a loan at any time without penalty. A participant's loan is repayable within a maximum of five years or immediately upon termination of employment. Interest is currently accrued at the prime rate, which was in existence on the first day of the month in which the loan was issued. Loans are secured by a lien on the participant's interest in the Plan.

Payment of Benefits
If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, the participant or participant's beneficiary is entitled to the full amount of his account as valued on the applicable valuation date. In the event of a participant's death, distribution of his account will be made as soon as administratively practicable upon the receipt of appropriate documentation from the designated beneficiary. Distributions for reasons of retirement, permanent disability or termination will be made upon written request. Distributions of a participant's account may be made in (1) a lump sum cash payment (2) in regular installments for a period not exceeding the joint and survivor life expectancy of the participant and his or her spouse or other beneficiary (3) partial lump sums upon the request of the participant, with certain limitations stated in the Plan. Distributions from the Conectiv Class A ESOP Stock Fund and the Conectiv PAYSOP Stock Fund may be made in Company stock or cash. Deferrals of distributions cannot be made past the age of 70 1/2.

While employed, a participant may make certain withdrawals upon written notice of basic and supplemental contributions for the reason of financial hardship, as defined in the Plan. Hardship withdrawals must be approved by the Committee. At the age of 59 1/2, the participant may withdraw any portion of his basic and supplemental contribution amounts.

Before-tax contributions, Company matching and supplemental contributions, and all investment earnings are fully taxable upon distribution to the participant. Special lump-sum distribution rules apply for full plan withdrawals made after age 59 1/2. A 10% surtax, as well as a 20% mandatory withholding, is applicable to taxable withdrawals and distributions prior to age 59 1/2, subject to certain exceptions.

A participant with less than 60 months of Plan participation will incur a six-month suspension period upon making any withdrawal of the participant's after-tax contributions. During the suspension period, no matching contributions will be credited to the participant's account. Participants with 60 or more months of Plan participation will incur a six-month suspension of Company contributions when any part of the Company contributions are withdrawn. After making a hardship withdrawal of before-tax contributions, a participant is prohibited from making contributions or receiving Company matching contributions for a period of one year.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time subject to the provisions of ERISA.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value, except for investment contracts, which are valued at contract value. Common stock is valued at quoted market prices. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Shares of collective trust funds are valued at net asset value. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits
Benefits are recorded when paid.

Reclassification
Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 3 - INVESTMENT CONTRACTS

The Plan invests in investment contracts through the Conectiv Inc. Stable Value Fund (the "Fund") and the Vanguard Retirement Savings Trust (the "Trust"). The Fund consists of guaranteed investment contracts, $9,895,799, with various banks and insurance companies ("Issuers"). Additionally, the Fund currently holds units of the Trust, a common / collective trust sponsored by the Vanguard Group with a value of $10,387,090. The Fund is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by the Issuers. The investment contracts included in the Fund are carried at contract value, which approximates fair value, because the contracts are fully benefit responsive. The Fund also included net other liabilities (including units receivable and payable) in the amount of $102,994. The crediting interest rates of the investment contracts ranged from 5.84% - 6.45% at December 30, 2000. There are no reserves required against contract value for credit risk of the contract issuer or otherwise. The Fund was created by Vanguard for the Plan to account for its investments in investment contracts and intends to maintain a constant net asset value of $1.00 per unit. As the existing contracts mature, the proceeds are invested in the Trust.

The Trust is a tax-exempt collective trust registered in the State of Pennsylvania, which invests primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The Fund intends to maintain a constant net asset value of $1.00 per unit.

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the components of and the significant changes in net assets relating to the Plan's non-participant-directed investments are as follows:

                                                         December 30,
                                              ------------------------------------
                                                    2000                1999
                                              ----------------    ----------------
Conectiv Class A Common Stock Fund             $        21,486    $         64,182
Conectiv Common Stock Fund                          48,209,080          38,108,969
Conectiv Class A ESOP Stock Fund                       435,866           1,028,746
Conectiv PAYSOP Stock Fund                          19,295,328          16,620,159
Conectiv, Inc. Stable Value Fund                    20,179,895          22,842,935
                                              ----------------    ----------------
                                              $     88,141,655    $     78,664,991
                                              ================    ================

                                                                     Year ended
                                                                    December 30,
                                                                        2000
                                                                  ----------------
Changes in net assets:
     Contributions                                                $      3,707,850
     Interest and dividend income                                        4,265,243
     Net appreciation in fair value of investments                      10,490,325
     Benefits paid to participants                                      (6,804,263)
     Transfers to participant-directed investments                      (1,923,607)

NOTE 5 - INVESTMENTS

During 2000 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                      For the Year Ended
                                             2000
                                      ------------------

Registered Investment Companies        $    (22,198,392)
Common Stock                                 10,490,325
                                       ----------------
                                       $    (11,708,067)
                                       ================

NOTE 6 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds and a collective trust fund managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for Plan assets. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

NOTE 7 - PLAN EXPENSES

All expenses incurred in the administration of the Plan are paid by the Company.

NOTE 8 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 27, 1995 that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan's management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Additional Information Required for Form 5500

CONECTIV SAVINGS AND INVESTMENT PLAN                                  Schedule I

Schedule of Assets (Held at End of Year)
As of December 30, 2000
--------------------------------------------------------------------------------

Conectiv Savings and Investment Plan, EIN 51-0084283

Attachment to Form 5500, Schedule H, Part IV, line I

     Identity of Issue                                                     Investment Type                  Cost       Current Value
------------------------------------------------------------------------------------------------------------------------------------
     Baron Asset Fund: Baron Asset Fund                             Registered Investment Company       $  6,675,269   $  6,727,806
     T. Rowe Price International Funds, Inc.: International Stock   Registered Investment Company          3,979,764      3,566,456
*    Vanguard 500 Index Fund                                        Registered Investment Company         30,215,619     36,436,337
*    Vanguard Growth and Income Fund                                Registered Investment Company         83,815,010    107,921,466
*    Vanguard LifeStrategy Growth Fund                              Registered Investment Company          1,408,981      1,383,216
*    Vanguard LifeStrategy Moderate Growth Fund                     Registered Investment Company          5,414,747      5,561,446
*    Vanguard PRIMECAP Fund                                         Registered Investment Company         20,960,974     21,033,631
*    Vanguard Total Bond Market Index Fund                          Registered Investment Company         26,540,917     27,217,464
*    Vanguard Windsor II Fund                                       Registered Investment Company          2,030,569      1,968,712
*    Vanguard Retirement Savings Trust                              Common/Collective Trust               18,222,785     18,222,785
*    Conectiv                                                       Common Stock                          57,110,384     67,504,408
*    Conectiv                                                       Common Stock, Class A                    772,340        457,352
     Conectiv Savings and Investment Plan                           Participant loans (7.13% - 10.46%)     6,174,087      6,174,087
     Bayerische Landebank 6.10%,  7/25/2001                         Unallocated Insurance Contract         1,539,499      1,539,499
     Canada Life 6.15%,  2/15/2002                                  Unallocated Insurance Contract         1,975,075      1,975,075
     Diversified Financial Products, Inc. 6.38%,  6/30/2001         Unallocated Insurance Contract         1,834,178      1,834,178
     Life of Virginia 5.84%,  5/15/2001                             Unallocated Insurance Contract         1,774,027      1,774,027
     New York Life Insurance Company 6.21%,  11/20/2001             Unallocated Insurance Contract           904,086        904,086
     Principal Life Insurance Company 6.45%,  1/22/2001             Unallocated Insurance Contract         1,868,934      1,868,934
                                                                                                        ---------------------------

Total assets held for investment purposes                                                               $273,217,245   $314,070,965
                                                                                                        ===========================

* Party in Interest

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                     Conectiv Savings and Investment Plan


Date: June 22, 2001           /s/ John C. van Roden
                              -----------------------------------------
                              John C. van Roden, Senior Vice President
                              and Chief Financial Officer